Exhibit 99.1

New Delhi, December 13, 2021

VEDANTA TAKES STEPS TO SETTLE ALL DISPUTES RELATED TO IMPOSITION OF RETROSPECTIVE TAX

In view of the recent amendments to the Indian Income Tax Act, 1961 vide the Taxation Laws (Amendment) Act, 2021, which nullifies the retrospective tax imposed by Finance Act, 2012, Vedanta Ltd., and all its related group entities have taken steps to settle disputes arising from Order dated March 11, 2015 passed by the Deputy Commissioner of Income tax, International Taxation, Circle – Gurgaon under Section 201(1)/(1A) of the Act with the Republic of India.

In this regard, Vedanta Ltd., along with its related group entities, have filed the required statutory forms and undertakings in the prescribed Form 1 under the Indian Income Tax Rules, 1962. The aforesaid forms and undertakings have been accepted by the jurisdictional commissioner, and accordingly, a certificate to this effect, as prescribed in Form No. 2 under Rule 11UF of the Indian Income Tax Rules, 1962 has been issued.

Pursuant to the declarations in the aforesaid forms and undertakings, Vedanta Ltd. has withdrawn the income tax appeal pending before the Delhi bench of the Income Tax Appellate Tribunal titled as Vedanta Ltd. v. Deputy Commissioner of Income Tax (International Taxation) ITA No. 5594/Del/2017 and also withdrawn writ petition filed before the Delhi High Court titled as Cairn India Ltd. v. Union of India & Ors., W.P. (C) 3342/2015.

Vedanta Resources Ltd. parent company of Vedanta Limited has also filed the application seeking withdrawal of the claim and termination of the arbitral proceedings pending before the Permanent Court for Arbitration in the International Court of Justice, in PCA Case No 2016-05: Vedanta Resources Ltd v. The Republic of India.

Vedanta Ltd. and its related group entities also declare that no further proceedings or claims shall be initiated in any court or tribunal whether in India or outside India, pursuant to fulfilment of conditions as prescribed in Rule 11UF of the Indian Income Tax Rules, 1962 read with the Taxation Laws (Amendment) Act, 2021, Vedanta Ltd. and its related group entities and parties further declare that

1.	they forever irrevocably forgo any reliance on any right and provisions under any award, judgment, or court order pertaining to the relevant order or orders or under the relevant order or orders;

2.

they have provided an undertaking, which includes a complete release of the Republic of India and any Indian Affiliates with respect to any award, judgment, or court order pertaining to the relevant order or orders or under the relevant order or orders, and with respect to any claim pertaining to the relevant order or orders;

3.	the undertaking also includes an indemnity against any claims brought against the Republic of India or any India affiliate, , contrary to the release; and

4.

they confirm that they will treat any such award, judgment, or court order as null and void and without legal effect to the same extent as if it had been set aside by a competent court and will not take any action or initiate any proceeding or bring any claim based on that.

Pursuant to this, company is a step closure to close tax dispute on withholdings tax on cairn indirect transfer.

Related group entities are as under:

a)	Volcan Investments Limited

b)	Volcan Investments Cyprus Limited

c)	Vedanta Resources Limited

d)	Vedanta Holdings Jersey Limited

e)	Vedanta Resources Cyprus Ltd

Registered Office: Vedanta Limited, 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 4

f)	Vedanta Resources Holdings Ltd

g)	Vedanta Resources Finance Ltd

h)	Finsider International Company Ltd

i)	Richter Holding Limited

j)	Welter Trading Limited

k)	Westglobe Limited

l)	Vedanta Holdings Mauritius II Limited

m)	Twinstar Holdings Limited

n)	Vedanta Holdings Mauritius Limited

This release is being done in terms of clause (k) of Form 1 of rule 11UE (1) of Income Tax Rules 1962.

Registered Office: Vedanta Limited, 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 4

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programmes with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India. For more information, please visit www.vedantalimited.com.

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited, 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 4

For any media queries, please contact:

•	Mrs. Ritu Jhingon, Group Director – Communications

Ritu.Jhingon@vedanta.co.in

•	Mr. Abhinaba Das, Group Head - Media Relations

Abhinaba.Das@vedanta.co.in; +91-9820426346

Registered Office: Vedanta Limited, 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 4